October 19, 2023

VIA EDGAR

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6983

email: longjw@sec.gov

Re:	Equus Total Return, Inc. (“Equus” or the “Fund”) Annual Report on Form 10-K for the Year Ended December 31, 2022 (File No. 814-0098)

Dear Mr. Long:

As you know, Equus is a closed-end fund that has elected to be classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On behalf of Equus, this letter serves as the Fund’s response to comments received from the Division of Investment Management (the “Division”) on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on September 12, 2023 concerning the Fund’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Commission on March 31, 2023 (sometimes referred to hereinafter as the “2022 10-K”) and the Fund’s subsequent disclosure obligations pursuant to the 1940 Act and the Securities Exchange Act of 1934 (the “Exchange Act”). We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments as set forth below.

COMMENT 1:

The footnote disclosure of the 2022 10-K states that Equus had 37.6% of its assets in qualifying portfolio companies at December 31, 2022 and 32.7% of its assets in qualifying portfolio companies at December 31, 2021. Given that Section 55 of the Investment Company Act of 1940 requires business development companies to hold at least 70% of its total assets in securities specified by the Section, please explain how Equus is in compliance with this requirement.

RESPONSE: Section 55 of the 1940 Act requires that, for an investment company to qualify as a business development company, “at least 70 per centum of the value of its total assets” must consist of cash or certain eligible portfolio securities as defined therein. At December 31, 2022 and 2021, total assets reported by the Fund were $41.7 million and $39.7 million, respectively. In order to meet the 70% threshold of Section 55, the amount required to be invested in cash and eligible portfolio securities at those dates would have therefore been approximately $29.2 million and $27.8 million, respectively. Based on the Equus balance sheets at December 31, 2022 and 2021, the Fund reported an aggregate of $40.9 million and $39.2 million, respectively, in cash and portfolio securities, or 98.1% and 98.7%, respectively, of total assets on those dates.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

With respect to the Fund’s portfolio holdings at December 31, 2022 and 2021, the footnotes to the 2022 10-K separately state the following:

As of December 31, 2022, we had invested 37.6% of our assets in securities of portfolio companies that constituted qualifying investments under the 1940 Act [, and]

As of December 31, 2021, we had invested 32.7% of our assets in securities of portfolio companies that constituted qualifying investments under the 1940 Act.

The language of the footnote makes clear that the percentages expressed are solely in relation to eligible portfolio securities, and not to the combination of cash and portfolio securities which, as shown above, are a much higher percentage of total assets.

COMMENT 2:

On the Schedule of Investments in the 2022 10-K, please identify non-qualified assets and explain in the footnotes to the Schedule the significance of non-qualified assets.

RESPONSE: The non-qualified assets in question include cash and cash equivalents, temporary cash investments, accounts receivable from affiliates and other assets. These non-qualified assets comprised 63.4% of the total assets of the Fund as at December 31, 2022.

COMMENT 3:

Please confirm if, at December 31, 2022, Equus held any of its cash in money market accounts.

RESPONSE: At December 31, 2022, Equus did not have any of its cash in money market accounts.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

COMMENT 4:

Please describe the nature of the “Accounts receivable from affiliates” as set forth on the Equus Balance Sheet included in the 2022 10-K.

RESPONSE: This amount represents advances made by the Fund to Equus Energy, LLC, a wholly-owned subsidiary of the Fund, as of the balance sheet date.

COMMENT 5:

Regarding “Restricted cash” as set forth on the Equus Balance Sheet included in the 2022 10-K, please explain if Equus is in compliance with Rule 6-04 of Regulation S-X.

RESPONSE: Rule 6-04(4) of Regulation S-X requires that, regarding an issuer’s cash assets, a note to the financial statements be provided which complies with 17 CFR § 210.5-02 which states, in relevant part:

1. Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.

Footnote 3 to the Equus financial statements included in the 2022 10-K includes the following:

The following table provides a reconciliation of cash and cash equivalents and restricted cash as reported within the consolidated balance sheet that sums to the total of the same amounts shown in the consolidated statement of cash flows as of December 31, 2022, 2021 and 2020:

	December 31,
	2022	2021	2020
Cash and cash equivalents at end of period	$ 19,224	$ 23,465	$ 23,639
Restricted cash at end of period	60	25	240
Cash and cash equivalents and restricted cash at end of period	$ 19,284	$ 23,490	$ 23,879

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

Further, footnote 2 to the financial statements also includes the following disclosure:

As of December 31, 2022, we had cash and cash equivalents of $19.3 million. We had $15.7 million of our net assets of $35.2 million invested in portfolio securities. We also had $6.0 million of temporary cash investments and restricted cash, including primarily the proceeds of a quarter-end margin loan that we incurred to maintain the diversification requirements applicable to a RIC. Of this amount, $6.0 million was invested in U.S. Treasury bills and $0.06 million represented a required 1% brokerage margin deposit. These securities were held by a securities brokerage firm and pledged along with other assets to secure repayment of the margin loan. The U.S. Treasury bills matured January 3, 2023 and we subsequently repaid this margin loan. The margin interest was paid on February 3, 2023.

None of our cash deposits are insured by the FDIC in excess of $250,000. Accordingly, in the near future we intend to allocate a substantial portion of our deposits to larger financial institutions and deposit diversification programs to insure the availability and accessibility of our cash assets.

As of December 31, 2021, we had cash and cash equivalents of $23.5 million. We had $13.0 million of our net assets of $36.4 million invested in portfolio securities. We also had $2.5 million of temporary cash investments and restricted cash, including primarily the proceeds of a quarter-end margin loan that we incurred to maintain the diversification requirements applicable to a RIC. Of this amount, $2.5 million was invested in U.S. Treasury bills and $0.02 million represented a required 1% brokerage margin deposit. These securities were held by a securities brokerage firm and pledged along with other assets to secure repayment of the margin loan. The U.S. Treasury bills matured January 4, 2022 and we subsequently repaid this margin loan. The margin interest was paid on February 3, 2022.

In view of the foregoing, we believe Equus is compliant with the requirements of Rule 6-04 of Regulation S-X.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

COMMENT 6:

In the Equus Statement of Cash Flows in the 2022 10-K, please explain the circumstances giving rise to the “Dividends exchanged for portfolio securities” as set forth on the Statement.

RESPONSE: In the Statements of Cash Flows included in the 2022 10-K, Equus noted “Dividends exchange for portfolio securities” of $156,000. This amount was comprised of 19,164 shares of common stock of MVC Capital, Inc., a former portfolio company of the Fund, that were received as dividends during 2020. We also note to you that Footnote #7 to the Equus financial statements discloses the dividends received and includes this amount as ‘PIK’ in the table (reproduced below) showing investment activity during 2020.

	New Investments		Existing Investments
Portfolio Company	Cash	Non-Cash	Follow-On Non-cash	PIK	Total
MVC Capital, Inc.	$—	$—	$—	$156	$156
Equus Energy, LLC	—	—	561	—	561

	$—	$—	$561	$156	$717

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

COMMENT 7:

In Management’s Discussion & Analysis as contained in the 2022 10-K, please explain how the practices of Equus are consistent with the disclosure that states that Equus intends to have no more than 25% of the value of its assets in the securities of one issuer.

RESPONSE: Section 851 of the Internal Revenue Code requires that registered investment companies (RICs) have no more than 25% of the value of its assets in the securities of one issuer. Based on guidance provided from a Private Letter Ruling – No. 8707033, the Internal Revenue Service has stated that the calculation is made at the time of investment, and should not take into account fluctuations in the relative values of the RIC’s securities subsequent to such time.

As of December 31, 2022, the Fund’s sole portfolio interest consisted of its ownership of Equus Energy, LLC (“Equus Energy”). The following table shows the various investments made by the Fund into Equus Energy and the percentage of the aggregate amount invested as a percentage of total assets:

Date of Investment	Investment Amount	Cost Basis Balance	Total Assets	% Total Assets
12/30/2011	$250,000	$250,000	$41,663,952	0.6%
12/27/2012	6,800,000	7,050,000	$33,283,422	21.2%
09/30/2020	561,000	7,611,000	$64,684,385	11.8%
06/30/2021	350,000	7,961,000	$35,486,588	22.4%
12/28/2022	150,000	8,111,000	$41,664,951	19.5%
TOTAL	$8,111,000	$8,111,000

COMMENT 8:

Please explain why the 2022 10-K does not contain a performance benchmark as required under Item 201(e) of Regulation S-K.

RESPONSE: Historically, we have included a performance graph that complies with Item 201(e) of Regulation S-K in the Fund’s annual proxy statement that, together with the Fund’s annual report on Form 10-K, are provided to Equus shareholders. In the future, we will also include the performance graph in the Fund’s upcoming annual reports on Form 10-K.

* * * *

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

October 19, 2023

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545